May 15, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (856) 596-6093

James V. Bleiler
Chief Financial Officer
Century Pacific Housing Fund I
1 E. Stow Rd.
Marlton, NJ 08053

       Re: **Century Pacific Housing Fund I**
                Form 10-K for the Year Ended March 31, 2005
                Filed February 13, 2006
                File No. 033-11194

Dear Mr. Bleiler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Steven Jacobs
Accounting Branch Chief